UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2016

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission File Number 1-3285

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

3M Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

3M COMPANY

3M Center

St. Paul, Minnesota

55144-1000

3M Savings Plan

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

3M Savings Plan

Maplewood, Minnesota

We have audited the accompanying statements of net assets available for benefits of 3M Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of 3M Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Minneapolis, Minnesota

June 28, 2017

3M Savings Plan

Statements of Net Assets Available for Benefits

At December 31, 2016 and 2015

	2016	2015
ASSETS

Investments at, fair value:
Plan’s interest in Master Trust	$276,691,333	$259,442,213

State Street Bank Short-Term Investment Fund	486,476	505,610

Total investments	277,177,809	259,947,823

Receivables:
Notes receivable from participants	10,497,080	10,727,366
Employer contributions	40,006	38,976
Interfund receivable from the Master Trust	85,113	31,787
Total assets	287,800,008	270,745,952

Net assets available for benefits, at fair value	$287,800,008	$270,745,952

The accompanying notes are an integral part of the financial statements.

3M Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2016 and 2015

	2016	2015

Contributions:
Participant	$11,339,741	$11,336,114
Employer	3,761,305	3,630,741
Rollover	240,778	941,281

Total contributions	15,341,824	15,908,136

Investment income(loss):
Interest from notes receivable and other	521,080	520,856
Plan interest in Master Trust investment income(loss)	25,734,062	(4,112,533)

Total investment income(loss)	26,255,142	(3,591,677)
Less investment expense	(162,538)	(207,948)

Net investment income(loss)	26,092,604	(3,799,625)

Deductions:
Benefits paid to participants	(23,966,705)	(24,061,033)
Administrative expenses	(156,130)	(140,503)

Total deductions	(24,122,835)	(24,201,536)

Net increase(decrease) before net transfers out	17,311,593	(12,093,025)

Net transfers out	(257,537)	(267,494)

Net increase(decrease)	17,054,056	(12,360,519)

Net assets available for benefits:
Beginning of year	270,745,952	283,106,471

End of year	$287,800,008	$270,745,952

The accompanying notes are an integral part of the financial statements.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan

The following description of the 3M Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.

General

Effective October 1, 1988, 3M Company and its subsidiaries (3M or the Company) created the 3M Savings Plan for union employees.  Substantially all active United States regular full-time and part-time union employees of 3M who have been employed for at least three continuous months, are eligible to participate if this benefit has been bargained for in their respective collective bargaining agreement.  The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Contributions are made by participating employees and by 3M.

Participant Contributions

The Plan is comprised of accounts for participants: the Before-Tax Account 401(k) Account, Roth 401(k) Account, the After-Tax Savings Account and the Rollover Accounts.  Participants may contribute to the 401(k) Accounts (Before-Tax and/or Roth) and/or After-Tax Savings Account, or to all three accounts.  Participants may contribute from 2% to 20% of their compensation to the 401(k) Accounts through salary deferrals, not to exceed the Internal Revenue Service (IRS) limits (10% maximum for employees whose annual compensation is in excess of certain IRS-related limits).  Also, subject to overall Plan and IRS limitations, participants may contribute 2% to 9% of their compensation to the After-Tax Savings Account.  The Rollover Accounts accept direct rollover or eligible rollover contributions from a former employer’s qualified plan.  The Plan also accepts rollovers of lump sum payments from 3M Employee Retirement Income Plan, the employer’s qualified pension plan.  Participants who have attained age 50 before the end of the plan year are eligible to make catch up contributions to their 401(k) Accounts (Before-Tax and/or Roth), subject to Internal Revenue Service limits. Catch-up contributions are not eligible for Company matching contributions.

Newly hired employees are automatically enrolled in the Plan three months after their hire date at a default before-tax contribution rate of 6% with contributions invested 100% in the LifePath® Portfolio closest to the year in which the participant will reach age 65.  In addition, participants automatically enrolled will have their default percentage increased by 1% each year up to a maximum of 10% of compensation beginning as soon as administratively possible on or after April 1, in the plan year following the plan year they were enrolled.  Employees can enroll, decline or change their contribution rate or investment elections at any time.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan, continued

Company Contributions

Pursuant to the terms of various collective bargaining agreements, 3M may make matching contributions to the Plan from 35% to 100% of the eligible participants’ 401(k) Accounts contribution (up to the first 5% or 6% as listed in the collective bargaining agreement).  In addition, those participants (dependent on the specific collective bargaining unit agreement and membership) hired or rehired January 1, 2009 or later receive a non-elective Company contribution (Retirement Income Account (RIA)) made in cash.  The percent of the non-elective Company contribution is determined by the collective bargaining agreement. 3M employer contributions are made in cash to the Company Match Account.  3M matching contributions made in cash are directed into the non-Roth investment selections made by the participant.  If the employee has not made an investment election then the Company contributions default to the 3M LifePath® Portfolio with the target year closest to the year in which the employee will reach age 65 years.  3M matching contributions that are made in 3M common stock are made to a non-participant directed Company Match Account.  Effective January 1, 2015, based on union negotiations, no additional employer contributions will be made in 3M Stock to the 3M Stock Fund. Fully vested participants (see the following paragraph which details the Plan’s vesting provisions) are eligible to diversify/transfer up to 100 percent of their Company contribution balance in 3M common stock fund and diversify into other investment options.

Vesting

Participants are immediately fully vested in their own contributions to the Plan, plus any earnings thereon.  Each participant’s interest in 3M matching contributions vests at 40% after one year of service, 70% after 2 years of service and 100% vesting after three years of service. Also, a participant can become immediately 100% fully vested upon retirement, death or permanently disabled.  If a participant terminates employment before being fully vested, the nonvested portion of the Company Match Account or the RIA will be forfeited.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures of nonvested account balances are used to reduce future Plan administrative expenses or Company contributions.  At December 31, 2016 and 2015, forfeited nonvested accounts totaled $2,535 and $1,098.  Forfeitures of $1,437 were used to reduce expenses in 2016 and $119,444 were used to reduce employer contributions in 2015.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan, continued

Withdrawals

Subject to certain federal tax considerations, participants may withdraw funds from the After-Tax Savings account or Rollover account at any time.  Participants may withdraw funds from the 401(k) Accounts (Before-Tax 401(k) and Roth 401(k)), Company Match Account, Payroll-based Employee Stock Ownership Program (PAYSOP) Account, Other Company Contribution Account (CCA) and Profit Sharing Account when specific conditions are met.  These conditions include reaching age 59 1/2, termination of employment (including retirement), become permanently and totally disabled and are receiving Social Security Disability Income.  A participant who has common shares of 3M stock in their Savings account and is eligible to request a withdrawal may choose to receive the value of the 3M stock in cash or in actual shares of 3M common stock with a cash payment for any fractional shares.

Investment of Funds

Participants can make initial investment elections, reallocate the investment of their current accounts or change the way their future contributions will be invested.  If the request is made before the close of market on a day in which the stock market is open, the changes will be effective that same business day at the closing prices of that day.  If the request is received after the close of market or a day the stock market is closed then the changes will be effective at the closing prices on the next business day when the market is open.

Pursuant to the terms of various collective bargaining agreements, participants may direct the transfer of any portion of the Participant’s existing balance in his or her Accounts from any Fund or Funds into the 3M Stock Fund to a maximum of 25% of his/her total account balance.

Notes Receivable from Participants

Participants may borrow against their 401(k) Accounts and Rollover Account balance.  The maximum amount of a participant’s loan may not exceed 50% of the combined total of their 401(k) Accounts (Before-Tax and Roth)  and Rollover Accounts balance and vested portion of their Company Match Account and RIA minus current outstanding loan balance, $50,000 less the highest outstanding loan balance in the last 12 months or the 401(k) Account (Before-Tax and Roth) and Rollover Accounts balance in all investment funds (excluding 3M Stock and The Schwab Personal Choice Retirement Account® (PCRA)) minus $1,000 when the participant has an open balance in the self-directed brokerage PCRA.  Loan repayment terms range from one to sixty months.  Certain loans acquired through plan mergers have loan terms up to thirty years. The loan interest rate is fixed at time of origination at the prime rate (as quoted in the Wall Street Journal) plus 2%.  Loans existing at December 31, 2016 and 2015 had interest rates ranging from 5.25% to 11.50%, with maturity dates extending through January 2022.  3M and a third-party record keeper administer loans to participants and loan repayments.  Loans are repaid to the 401(k) Accounts and Rollover Accounts and are invested pro rata according to how the borrowers have currently invested their new 401(k) Accounts contributions.  Principal and interest is repaid ratably through payroll deductions.

3M Savings Plan

Notes to Financial Statements

1.              Description of Plan, continued

Transfers

Due to 3M acquisition or divestiture activity as well as employee status changes, assets may transfer into or out of the Plan.  These transfers, if any, are shown as “Net transfers in/(out)” on the statement of changes in net assets available for benefits.  The fair market value of assets transferred out of the Plan to the 3M Voluntary Investment Plan during the years ended December 31, 2016 and 2015 was $257,537 and $267,494 respectively.

Plan Termination

While 3M has not expressed any intent to discontinue the Plan, it may do so at any time, subject to the provisions of ERISA and the various collective bargaining agreements.  In the event such discontinuance results in the termination of the Plan, all accounts shall be fully vested and nonforfeitable.  The Plan shall continue until all assets have been distributed to the participants.

Plan Expenses

Certain internal administrative costs, plan investment costs and plan accounting, are paid by the Plan.  3M pays all other internal administrative costs of the Plan.  External administrative costs, including trustee fees, recordkeeping fees and customer service fees and investment management expenses, are proportionately charged directly to the Plan’s various investment funds and accounts.

2.              Summary of Significant Accounting Policies

Tax Status

The Plan constitutes a qualified plan under the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and is, therefore, exempt from federal income taxes under the provisions of Section 501 (a).  The Plan obtained its latest determination letter on August 1, 2013, in which the Internal Revenue Service (IRS) stated that the Plan, as designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan’s Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Trustee

State Street Bank & Trust Co. (“Trustee”) is the Plan’s trustee.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

3M Savings Plan

Notes to Financial Statements

2.              Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-06, Employee Benefit Plan Master Trust Reporting.  ASU 2017-06 will require plans to report the interest in a master trust and the change in the value of that interest as separate line items on the statement of net assets available for benefits and the statement of changes in net assets available for benefits.  In the notes to the financial statements plans will also have to disclose the master trusts investments by general type of investment and other assets and liabilities, as well as the dollar amount of its interest in these balances.  This standard is effective for fiscal years beginning after December 15, 2018.  Early adoption is permitted.  Plan management does not believe it will have a material impact on the financial statements.

Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

The Master Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities.  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Valuation of Assets and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Master Trust investment income (loss) includes the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, along with Master Trust interest and dividend income.

3M Savings Plan

Notes to Financial Statements

2.              Summary of Significant Accounting Policies, continued

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. In accordance with IRS rules, participant loan defaults by participants who are not eligible to receive actual distributions from the Plan, such as participants who are active employees, are treated as “deemed” distributions under the Plan. In these circumstances although the outstanding loan balance is reported as taxable income to the participants, the loan balance remains on the participants’ Plan accounts until the participants are eligible to receive a distribution from the Plan. Defaulted participant loans of participants who are eligible to receive distributions from the Plan are reclassified as distributions and offset from their Plan account balances.

Concentration of Market Risk

As of December 31, 2016 and 2015, approximately 26% and 25% of the Plan’s assets available for benefits were invested (as part of the Master Trust) in the common stock of 3M Company.  The value of the 3M Company common stock is dependent on the performance of 3M Company and the market’s evaluation of such performance.  It is at least reasonably possible that changes in the fair value of 3M Company common stock in the near term could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Plan has evaluated subsequent events through June 28, 2017, the date the financial statements were issued, and other than noted below there were no items requiring adjustment of the financial statements or additional disclosures.

3.              Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•                  Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or   liabilities in active markets.

3M Savings Plan

Notes to Financial Statements

3.              Fair Value Measurements, continued

•                  Level 2:  Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•            Quoted prices for similar assets or liabilities in active markets;

•            Quoted prices for identical or similar assets or liabilities in inactive markets;

•            Inputs other than quoted prices that are observable for the asset or liability;

•            Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•                  Level 3:  Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets held by the Plan through the Master Trust measured at fair value.  There have been no changes in the methodologies used at December 31, 2016 and 2015.

Short term investment fund are valued at amortized cost which approximates fair value due to the short-term maturity of these investments.

3M common stock is valued at the closing price reported on the active markets on which 3M stock is traded.

Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded.

Common collective trusts and commingled funds with a readily determinable fair value are valued at NAV.  Common collective and commingled trust funds without a readily determinable fair value, because there is no published NAV available, are valued at NAV as a practical expedient and are not classified within the valuation hierarchy.  The fair value amounts are presented in the totals in order to permit reconciliation of the fair value hierarchy to the amounts presented in the fair value of master trust plan assets.

The money market fund is a collective fund without a readily determinable fair value, because there is no published NAV available.  It is valued at NAV as a practical expedient and is not classified within the valuation hierarchy.  It is presented in the totals in order to permit reconciliation of the fair value hierarchy to the amounts presented in the fair value of master trust plan assets.

Common stocks and exchange traded funds are valued using quoted prices listed on nationally recognized securities exchanges.

3M Savings Plan

Notes to Financial Statements

3.              Fair Value Measurements, continued

U.S. government obligations are bonds, notes or municipals valued at either the closing price reported in the active market in which the individual security is traded or valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Corporate obligations are bonds and notes that are valued at either the yields currently available on comparable securities of issuers with similar credit ratings or valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable such as credit and liquidity risks.

Other investments consist of swaps, forwards, option contracts, municipals and international government bonds.  Options that are valued using the last bid price are valued as a Level 1.  The Level 2 swaps, forwards and options are valued using models calibrated to initial trade price.  Subsequent valuations are based on observable inputs to the valuation model (e.g. interest rates and credit spreads).  Model inputs are only changed when corroborated by market data. The municipal and international government bonds are valued at either the closing price reported in the active market in which the individual security is traded or valued based on yields currently available on comparable securities of issuers with similar credit rates.  Changes in unobservable yields and other inputs could materially change the fair value.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015.  The following table does not include the Plan’s interest in the Master Trust because that information is presented in a separate table (see Note 4).

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Short term investment fund	$—	$486,476	$—	$486,476

Total assets, excluding Plan interest in Master Trust, at fair value	$—	$486,476	$—	$486,476

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Short term investment fund	$—	$505,610	$—	$505,610

Total assets, excluding Plan interest in Master Trust, at fair value	$—	$505,610	$—	$505,610

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust

In order to provide equivalent investment returns to both union employees covered by the Plan and union-free employees covered by a separate 3M-sponsored plan, the Plan’s investments and a portion of the investments of the separate 3M-sponsored plan for union-free employees are held in a single Master Trust.  The investments of the 3M Voluntary Investment Plan and Savings Plan Trust (Master Trust) include participant-directed funds of both the Plan and the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the non-participant directed 3M-provided CCA assets of the Plan.  The Master Trust investments are in ten different LifePath® Funds, the Intermediate Bond Fund, Vanguard Money Market Fund, the Long-Term Bond Index Fund, the Balanced Fund, the PIMCO Diversified Real Asset Fund, the S&P 500 Stock Index Fund, the Value Stock Index Fund, the Growth Stock Index Fund, the Growth Stock Fund, the Small Cap Stock Index Fund, the International Stock Index Fund, the International Stock Fund, the 3M Company Stock Fund, and in various mutual funds, individual stocks, bonds, exchange traded funds, CDs, and money market funds through the Schwab PCRA account.

Each plan has an interest in specific assets in the Master Trust, based on participant investment elections.  The assets of the Master Trust are held by a third-party trustee.  Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon each plan’s relative interest in the assets held in the Master Trust at the close of each day.

A summary of the net assets included in the Master Trust at December 31, 2016 and 2015 is as follows:

	2016	2015

Investments, at fair value	$8,425,517,506	$7,906,879,665
Receivables
Investments sold	90,726,439	19,208,502
Accrued interest	7,433,596	7,221,403
Other	634,211	144,908
Foreign exchange contracts	107,818,738	113,868,039
Payables
Foreign exchange contracts	(107,818,738)	(113,895,687)
Other Liabilities	(137,725)	(65,573)
Margin Variation	(509,530)	(264,740)
Investments purchased	(198,522,687)	(53,906,543)
Interfund payable	(2,501,296)	(1,052,150)

Master Trust net assets	$8,322,640,514	$7,878,137,824

Portion of Master Trust’s net assets allocated to the Plan	$276,691,333	$259,442,213
Plan’s percentage interest in the Master Trust’s net assets	3.32%	3.29%

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

	2016	2015
Investments:
Common collective trusts	$2,982,578,643	$2,700,877,509
Intermediate bond fund
Cash and cash equivalents	89,210,930	93,990,821
Corporate and other bonds and notes	505,589,768	506,206,866
Other Investments	47,650,617	66,974,096
U.S. Government	600,450,923	606,622,903
Mutual fund investments	1,758,269,284	1,789,257,370
Commingled funds	2,086,443,627	1,818,530,721
3M common stock	78,572,229	70,285,611
State Street Bank Short-Term Investment Fund	161,267	271,185
PCRAfund/Self-directed brokerage	276,590,218	253,862,583

	$8,425,517,506	$7,906,879,665

Other than through the investment of participant and Company contributions, 3M does not buy or sell any of its own stock as a direct investment for the Plan.  However, due to external investment management of the funds, the Plan may indirectly buy, sell or hold 3M common stock.  The aggregate amount of the shares would not be considered material relative to the aggregate fund percentages.

The Plan’s interest in the Master Trust’s investment income (loss) for the years ended December 31 (including investments purchased or sold, as well as those held during the year) was as follows:

	Year ended December 31,	Year ended December 31,
	2016	2015

Net appreciation/(depreciation) in fair value of investments	$478,659,806	$(189,753,871)
Interest	32,476,509	34,879,560
Dividends	57,325,256	138,091,419

Total Master Trust investment income/(loss)	$568,461,571	$(16,782,892)

Portion of Master Trust investment income/(loss) exclusive of administrative expenses allocated to the Plan	$25,734,062	$(4,112,533)

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

The following tables sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2016 and 2015:

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual fund investments	$1,758,269,284	$—	$—	$1,758,269,284
Common collective trusts	—	39,372,576	—	39,372,576
PCRA fund/Self-directed brokerage	273,124,338	3,465,880	—	276,590,218
Intermediate Bond Fund:
Cash and cash equivalents	(15,775,045)	—	—	(15,775,045)
Corporate and other bonds and notes	—	505,589,768	—	505,589,768
Other Investments	64,753	47,585,864	—	47,650,617
U.S. Government	340,245,296	260,205,627	—	600,450,923
Total Intermediate bond fund	324,535,004	813,381,259	—	1,137,916,263
Short term investment fund	—	161,267		161,267
3M common stock	78,572,229	—	—	78,572,229

	$2,434,500,855	$856,380,982	$—	3,290,881,837
Investments in fair value hierarchy as a practical expedient
Common/collective trusts				2,943,206,067
Comingled funds				2,086,443,627
Cash and cash equivalents				104,985,975
Total assets, at fair value				$8,425,517,506

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual fund investments	$1,789,257,370	$—	$—	$1,789,257,370
Common collective trusts	—	33,360,184	—	33,360,184
PCRA fund/Self-directed brokerage	251,378,116	2,484,467	—	253,862,583
Intermediate Bond Fund:
Cash and cash equivalents	5,884,794	—	—	5,884,794
Corporate and other bonds and notes	—	506,206,866	—	506,206,866
Other Investments	(464,635)	67,438,731	—	66,974,096
U.S. Government	379,714,547	226,908,356	—	606,622,903
Total Intermediate bond fund	385,134,706	800,553,953	—	1,185,688,659
Short term investment fund	—	271,185	—	271,185
3M common stock	70,285,611	—	—	70,285,611

	$2,496,055,803	$836,669,789	$—	3,332,725,592
Investments in fair value hierarchy as a practical expedient
Common/collective trusts				2,667,517,325
Comingled funds				1,818,530,721
Cash and cash equivalents				88,106,027
Total assets, at fair value				$7,906,879,665

A number of the funds within the Master Trust utilize derivative financial instruments to meet fund objectives.  Such derivatives are primarily included within the Intermediate Bond fund.  The Intermediate Bond fund utilize derivative financial instruments to manage interest rate risk, create synthetic securities, offset the cost of other derivatives or hedge currency fluctuation of some non-dollar bond holdings.  Derivatives may not be used to leverage the Intermediate Bond fund.

Similar to other investment instruments, derivative positions can impact the participating 3M sponsored benefit plan’s financial position, financial performance, and cash flows. The Master Trust uses derivative instruments to hedge market risk, gain market exposure, and advance the overall objectives of the participating 3M sponsored employee benefit plans and investment strategies. Derivatives are utilized by external investment managers retained by the Master Trust to achieve investment objectives.

The Master Trust takes prudent and necessary steps to minimize counterparty risk through the use of central clearing with exchanges, industry standard contractual agreements and careful selection of derivative counter-parties.  The notional value of derivative positions custodied at State Street Bank as of December 31, 2016 and 2015 are detailed and disaggregated by derivate type in the accompanying table. In addition, derivatives with a positive mark-to-market valuation as of December 31, 2016 and 2015 are listed under the Gross Derivative Assets column. In turn, derivatives with a negative mark-to-market valuation as of December 31, 2016 and 2015 are listed under the Gross Derivative Liabilities column.

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

	December 31, 2016
	Notional/ contractual amount	Gross derivative assets	Gross derivative liabilities	Net Amount

Futures Contracts	$226,250,000	$677,372	$(612,619)	$64,753
Purchased Options	84,350,000	304,976	—	304,976
Written Options	80,438,000	—	(498,056)	(498,056)
Interest Rate Swaps	103,162,000	2,875,707	(281,618)	2,594,089
Credit Default Swaps	19,470,000	226,884	(123,083)	103,801
Foreign Exchange Contracts	—	2,422,021	(688,782)	1,733,239

Total	$513,670,000	$6,506,960	$(2,204,158)	$4,302,802

	December 31, 2015
	Notional/ contractual amount	Gross derivative assets	Gross derivative liabilities	Net Amount

Futures Contracts	$346,200,000	$305,732	$(770,367)	$(464,635)
Purchased Options	—	—	—	—
Written Options	54,670,000	—	(658,793)	(658,793)
Interest Rate Swaps	221,670,000	122,005	(726,865)	(604,860)
Credit Default Swaps	28,884,000	247,407	—	247,407
Foreign Exchange Contracts	113,868,039	785,913	(867,327)	(81,414)

Total	$765,292,039	$1,461,057	$(3,023,352)	$(1,562,295)

The derivatives are accounted for as trading positions and are marked to market each accounting period.  Gains and losses resulting from changes in fair value of derivative instruments are reflected in Plan interest in Master Trust investment income on the statement of changes in net assets available for benefits. The gains or (losses) by derivative type for the years ended December 31, 2016 and 2015 are captured in the second accompanying table according to FASB ASC 815, Derivative and Hedging.

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

	Year ended December 31, 2016	Year ended December 31, 2015
Gain/(Loss)
Interest Rate Contracts - Futures	$(3,673,967)	$2,176,852
Purchased Swaptions	(21,448)	223,309
Written Swaptions	67,333	(117,508)
Purchased Options	(199,802)	(83,025)
Written Options	588,243	1,082,771
Interest Rate Swaps	810,225	(831,042)
Credit Default Swaps	432,241	(86,714)
Foreign Exchange Contracts	(119,894)	3,286,759

Total	$(2,117,069)	$5,651,402

Within the Intermediate Bond Fund the Master Trust enters into master netting or similar agreements and collateral agreements with counterparties that provide the Master Trust, in the event of a counterparty default (such as bankruptcy or a counterparty’s failure to pay or perform), with the right to net a counterparty’s rights and obligations under such agreement and liquidate and set off collateral held by the Master Trust against the net amount owed by the counterparty.

The tables below present the fair value of derivative contracts by major instrument type on a gross basis.  The tables also present the amounts of counterparty netting and cash collateral that have the right to offset but have not been offset in the Trust’s statement of net assets and cash and securities collateral posted and received under enforceable credit support agreements that do not meet the criteria for netting under U.S. GAAP.  Derivatives that are not subject to master netting or similar type arrangement  are included in “Total derivatives, not subject to a master netting arrangement” in the tables below:

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

	As of December 31, 2016
	Gross Amounts Presented in the Statements of Net Assets	Financial Instrument	Cash and Securities Collateral Received/Pledged	Net Amount (A)

Assets:
Other investments
Purchased Options	$156,531	$150,908	$—	$5,623
Interest Rate Swaps	4,986	4,986	—	—
Credit Default Swaps	29,484	—	5,504	23,980
Foreign Exchange Contracts	2,422,021	269,069	1,529,219	623,733

Total derivatives, subject to a master netting arrangement	2,613,022	$424,963	$1,534,723	$653,336
Total derivatives, not subject to a master netting arrangement	3,893,938
Total derivatives recognized in the Master Trust	$6,506,960
Liabilities
Other Liabilities
Written Swaptions	$226,447	$154,496	$—	$71,951
Credit Default Swaps	123,083	34,092	—	88,991
Interest Rate Swaps	9,854	4,986	—	4,868
Foreign Exchange Contracts	688,782	231,389	260,000	197,393
Total derivatives, subject to a master netting arrangement	1,048,166	$424,963	$260,000	$363,203
Total derivatives, not subject to a master netting arrangement	1,155,992
Total derivatives recognized in the Master Trust	$2,204,158

(A)       Net represents the receivable/payable that would be due from/to the counterparty in an event of default.  Netting may be allowed across transactions traded under the same legal agreement with the same legal entity.

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

	As of December 31, 2015
	Gross Amounts Presented in the Statements of Net Assets	Financial Instrument	Cash and Securities Collateral Received/Pledged	Net Amount (A)
Assets:
Other investments
Futures Contracts	$—	$—	$—	$—
Credit Default Swaps	46,631	46,631	—	—
Written Options	—	—	—	—
Interest Rate Swaps	—	—	—	—
Foreign Exchange Contracts	785,913	427,909	300,000	58,004
Total derivatives, subject to a master netting arrangement	832,544	$474,540	$300,000	$58,004
Total derivatives, not subject to a master netting arrangement	628,513
Total derivatives recognized in the Master Trust	$1,461,057
Liabilities
Other Liabilities
Futures Contracts	$—	$—	$—	$—
Written Swaptions	501,486	—	344,168	157,318
Written Options	157,307	78,141	—	79,166
Interest Rate Swaps	194,786	—	—	194,786
Foreign Exchange Contracts	867,327	396,399	257,229	213,699
Payables
Foreign Exchange Contracts	—	—	—	—
Total derivatives, subject to a master netting arrangement	1,720,906	$474,540	$601,397	$644,969
Total derivatives, not subject to a master netting arrangement	1,302,446
Total derivatives recognized in the Master Trust	$3,023,352

(A)       Net represents the receivable/payable that would be due from/to the counterparty in an event of default.  Netting may be allowed across transactions traded under the same legal agreement with the same legal entity.

In some instances, the collateral amount disclosed in the tables above was adjusted due to the requirement to limit collateral amounts to avoid the effect of over collateralization.  Actual collateral received and/or pledged may be more than the amounts disclosed above.

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

	2016
		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Common collective trusts:
U.S stock fund	$2,483,468,079	$—	Daily	Daily
Long-term bond fund	290,953,469	—	Daily	Daily
International equities	168,784,519	—	Daily	Daily
Commingled funds:
International equities	570,197,869	—	Daily	Daily
U.S. large cap equities	508,788,190	—	Daily	Daily
Global bonds	315,318,591	—	Daily	Daily
U.S. bonds	255,935,739	—	Daily	Daily
Global real estate	141,177,223	—	Daily	Daily
U.S. small/mid cap equities	119,246,621	—	Daily	Daily
U.S. inflation-linked bonds	91,895,641	—	Daily	Daily
Commodities	83,882,034	—	Daily	Daily
Short term investment fund	1,719	—	Daily	Daily
Intermediate bond fund:
Cash and cash equivalents	104,985,975	—	Daily	Daily

	2015
		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Common collective trusts:
U.S stock fund	$2,239,172,778	$—	Daily	Daily
Long-term bond fund	266,637,776	—	Daily	Daily
International equities	161,706,771	—	Daily	Daily
Commingled funds:
International equities	490,865,830	—	Daily	Daily
U.S. large cap equities	428,569,717	—	Daily	Daily
Global bonds	291,189,101	—	Daily	Daily
U.S. bonds	230,017,872	—	Daily	Daily
Global real estate	115,830,071	—	Daily	Daily
U.S. small/mid cap equities	108,097,867	—	Daily	Daily
U.S. inflation-linked bonds	84,718,007	—	Daily	Daily
Commodities	69,240,053	—	Daily	Daily
Short term investment fund	2,202	—	Daily	Daily
Intermediate bond fund:
Cash and cash equivalents	88,106,027	—	Daily	Daily

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

The U.S. stock funds consist of: A Growth Stock Index Fund that seeks an investment return that approximates as closely practicable, before expenses, the performance of the Russell 1000 Growth Index over the long term.  The Fund invests primarily in equity assets in large, faster growing companies that are based in the U.S.  The Growth Stock Fund is an actively managed fund that seeks long-term growth of capital by investing primarily in equity securities of U.S. companies with market capitalizations of at least $1 billion at the time of purchase and that the subadvisor considers to have above average prospects for growth. A Small Cap Stock Index Fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term.  The Fund invests primarily in equity assets in small companies based in the U.S.  A Value Stock Index Fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 1000 Value Index over the long term.  The Fund invests primarily in equity assets in large, undervalued companies that are based in the U.S.

The Long-term Bond Index Fund is an index fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Long Government Bond Index over the long term.  It invests primarily in U.S. government and agency issues.

The International Stock Index Fund is an index fund that seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI ACWI ex-USA IMI index over the long term.   The Index is used to represent the stock markets of the world’s developed and emerging markets countries excluding the United States, and includes large, mid, and small capitalization companies.  The International Stock Fund is an actively managed fund that invests primarily in common and preferred stocks of foreign companies, including those in emerging markets. The Fund seeks to provide long-term total return primarily through investments in international large cap value oriented stocks.

Each 3M LifePath Portfolio’s strategy is based on a particular time horizon and level of risk that investors on average would deem appropriate for that timeframe. The asset allocation of each fund is by the investment advisor with input from 3M Investment Management Corporation.  Each 3M LifePath Portfolio is diversified among broad types of asset classes and the mix is adjusted over time to gradually become more conservative as the target retirement year approaches. Each LifePath Portfolio can draw from any or all of eight major asset classes and the mix is adjusted over time to gradually become more conservative as the target retirement year approaches. The U.S. Large-Cap Equities asset class is made up of the largest company (by capitalization) stocks in the U.S. stock market.  The benchmark it tracks is the Standard & Poor’s (S&P) 500 Index.  The U.S. Small/Mid-Cap Equities asset class is made up of smaller and middle-sized company stocks in the U.S. stock market.  The benchmark it tracks is the Dow Jones U. S. Completion Total Stock Market Index. The International Equities asset class is made up of stocks listed on exchanges outside of the U.S.  The benchmark it uses as a reference is the MSCI ACWI ex US IMI Index (Morgan Stanley Capital International Inc. All Countries World excluding the USA Investable Market Index).  The Global Real Estate asset class is composed of real estate investment trusts (REITs) from the global market.  The benchmark it tracks is the FTSE EPRA/NAREIT (FTSE International Limited European Public Real Estate Association/National Association of Real Estate Investment Trusts) Developed Real Estate Index.  The Commodities asset class is composed of a diversified range of commodities including agriculture, energy, livestock, and metals.  The investments are primarily commodities traded on U.S. exchanges including agriculture, energy, livestock and metals, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange (LME).  The benchmark is the Bloomberg Commodity Index.  The U.S. Bonds asset class is made up of a wide variety of fixed income investments (bonds) drawn from the U.S. fixed income market.  The benchmark is the Barclays Capital U.S.

3M Savings Plan

Notes to Financial Statements

4.              Interest in Master Trust, continued

Aggregate Bond Index.  The Global Bond allocation is made up of government bonds issued by countries other than the U.S. This asset class is benchmarked to the Barclays Global Treasury ex-U.S. (Hedged) 10% Country Capped Index. The U.S. Inflation Linked Bonds asset class is made up of a specific type of bond issued in the U.S. referred to as Treasury Inflation-Protected Securities (TIPS).  TIPS are bonds whose principal is adjusted by changes in the Consumer Price Index, which means that they can provide a limited amount of protection against inflation. The benchmark for this asset class is the Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index.

The Money Market asset class is made up of money market funds — securities that provide a large amount of liquidity at the expense of very low rates of return.  The benchmark for this asset class is the Citigroup 3-Month Treasury Bill (T-Bill) Index.

The Intermediate Term Bond Fund is a self-managed fund designed to earn returns modestly in excess of money market funds.

5.     Related Party Transactions

The following related party transactions are in addition to transactions with 3M discussed elsewhere in the Notes to Financial Statements.  State Street Bank & Trust Co. (the Trustee) is authorized, under contract provisions and by ERISA regulations which provide administrative and statutory exemptions, to invest in funds under its control and in securities of 3M.  For the year ended December 31, 2016, such purchases and sales, including purchases and sales within the Master Trust, were as follows:

	December 31, 2016
	Purchases	Sales

3M common stock	$553,542	$4,909,584

State Street Bank Short - Term Investment Fund (outside of the Master Trust)	4,010,337	3,701,981

State Street Bank Short - Term Investment Fund (inside of the Master Trust)	—	—

6.              Reconciliation of Financial Statements to Form 5500

	As of	As of
	December 31, 2016	December 31, 2015

Net assets available for plan benefits per the financial statements	$287,800,008	$270,745,952

Less deemed participant loan distributions	(716,332)	(713,412)

Net assets available for plan benefits per the Form 5500	$287,083,676	$270,032,540

3M Savings Plan

Notes to Financial Statements

6.              Reconciliation of Financial Statements to Form 5500 , continued

The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2016 and 2015 to Form 5500:

	Year Ended	Year Ended
	December 31, 2016	December 31, 2015

Benefits paid to participants per the financial statements	$(23,966,705)	$(24,061,033)

Change in benefits paid to participants previously reported in deemed distributions of participant loans	46,352	54,497

Benefits paid to participants per the Form 5500	$(23,920,353)	$(24,006,536)

Certain deemed distributions of participant loans per the Form 5500	$(49,272)	$(124,174)

SUPPLEMENTAL SCHEDULE

3M Savings Plan

Attachment to Form 5500

Schedule of Assets (Held at End of Year)

Plan Sponsor:  3M Company

EIN:  41-0417775

Plan Name: 3M Savings Plan

Plan Number: 013

Plan Year: January 1, 2016 through December 31, 2016

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Date	Cost	Value

*	State Street Bank and Trust Company	Cash equivalent short term investement fund	$486,476	$486,476

*	Notes receivable from participants	Maturing through January 2022, 5.25% to 11.50%	$—	$9,780,748

*	Identifies a party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

3M Savings Plan
Date: June 28, 2017

	By	/s/Eric D. Hammes
Eric D. Hammes
Vice President Finance, Controller and Chief Accounting Officer